UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-37381

XYLO TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

10 HaNechoshet Street, Tel-Aviv, 6971072, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On April 10, 2025, Xylo Technologies Ltd. issued a press release titled: “Xylo Technologies: Revoltz Launches Commercial Phase of PORTO EV in Israel with First 50 Vehicles Delivered to Exclusive Distributor”. A copy of this press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated April 10, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xylo Technologies Ltd.

Date: April 10, 2025	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

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